Exhibit 99.1

Six Peruvian Financial Institutions Downgraded Following Same Action On Peru; Outlooks Stable
April 26, 2024

Overview
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On April 25, S&P Global Ratings lowered its long-term sovereign ratings on Peru--foreign currency to ‘BBB-’ from ‘BBB’ and local currency to ‘BBB’ from ‘BBB+’--reflecting that a fragmented Congress and limited political capital of the administration weigh on private-sector investment sentiment and pose an opportunity cost to growth.

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We downgraded six financial institutions operating in the country following the action on the sovereign. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that the institutions would remain unaffected by developments in domestic economies.

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The outlooks on these companies are now stable, mirroring the outlook on the sovereign, which incorporates our expectation of a moderate recovery in real GDP, while net general government debt continues to rise but remains below 30% of GDP over 2024-2027.

-	At the same time, we affirmed our ratings on two entities that we already rate at the same level as the sovereign, and the outlooks remain stable.

MEXICO CITY (S&P Global Ratings) April 26, 2024--S&P Global Ratings today lowered its ratings on Credicorp Ltd., Banco de Credito del Peru (BCP), MiBanco Banco de La Microempresa S.A., Scotiabank Peru S.A.A., Banco BBVA Peru, and Intercorp Financial Services Inc. (IFS). The outlooks on all entities are stable. At the same time, we affirmed our ratings on Banco Internacional del Peru S.A.A. - Interbank and Corporacion Financiera de Desarrollo S.A. (COFIDE), and the outlooks remain stable. See the ratings list for details.
The rating actions on the financial entities follow our downgrade of Peru. This is because we believe the sovereign influences the creditworthiness of financial institutions due to the direct and indirect effects sovereign stress would have on banks’ business conditions. S&P Global Ratings lowered its foreign currency ratings on Peru to ‘BBB-/A-3’ from ‘BBB/A-2’ and its local currency ratings to ‘BBB/A-2’ from ‘BBB+/A-2’. The outlook on the long-term ratings is stable.
We expect Peru’s complex political landscape will persist in the run-up to the next presidential and Congressional elections. This, in turn, limits the government’s capacity to implement more timely policies to boost the investment and economic growth outlook, in our view. Lingering political uncertainties pose an opportunity cost to growth despite favorable copper prices.

PRIMARY CREDIT ANALYST

Camilo Andres Perez
Mexico City
+ 52 55 5081 4446
camilo.perez@spglobal.com
SECONDARY CONTACT

Ivana L Recalde
Buenos Aires
+ 54 11 4891 2127
ivana.recalde@spglobal.com

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Moderate growth, especially in per capita terms, will limit improvement in Peru’s socioeconomic conditions. Peru already has lower income levels than many regional and similarly rated peers. Subdued growth also limits the resilience to weather new shocks.
Our Banking Industry Country Risk Assessment (BICRA) of Peru already incorporates challenging political conditions. Our bank criteria use our BICRA’s economic risk and industry risk scores to determine a bank’s anchor, the starting point in assigning an issuer credit rating. For Peru, our anchor for a commercial bank operating only in the country is ‘bbb-’. Peru’s economic risk trend remains negative based on the downside risks to growth and investment from continued political volatility.
Our assessment of Peru’s economic risk could weaken if political developments and other events (like climate events) significantly dent economic resilience, damaging banks’ operating performance and asset quality.
If we were to revise down our economic risk assessment, the starting point (or anchor) would remain ‘bbb-’. However, the weaker economic risk score, which calibrates the risk weights for our risk-adjusted capital (RAC) framework, could lead to higher risk charges. This could lower the RAC ratios for some financial institutions operating in the country, which could affect the stand-alone credit profiles (SACPs), but not our ratings on these entities.

Outlook

Credicorp
The stable outlook on Credicorp for the next two years reflects that on Peru, which will continue influencing the group’s credit fundamentals. Credicorp, the holding company, receives a substantial portion of dividends from its Peruvian operations across various financial segments. In addition, the holding company has substantial liquid assets that ensure debt service coverage, even in a scenario of low or no dividends.
The stable rating outlook on the holding company also indicates the resilience of the group’s largest subsidiary, BCP, which we don’t expect to downgrade unless its SACP falls below ‘bbb-’, which is unlikely.
Downside scenario. A downgrade of Peru could trigger a similar action on Credicorp. We could also lower the rating on the holding company if its liquidity decreases and the challenging business conditions result in a significant weakening in dividends received.
Upside scenario. We could upgrade Credicorp if we were to take a similar action on the sovereign, while the group’s intrinsic creditworthiness fundamentals remain unchanged.

Banco de Credito del Peru
The stable outlook on BCP during the next two years mirrors the outlook on Peru. We expect that the ratings on the bank will move in tandem with those on the sovereign because of BCP’s high exposure to the domestic market. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

On the other hand, if higher risks materialize, damaging the operating conditions for banks in Peru--indicated by a downward revision of the BICRA economic risk score--it could hurt the bank’s capitalization and intrinsic credit fundamentals, but not the ratings.

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The stable outlook on BCP also considers that increased systemic risks for financial entities operating in Peru, combined with a hypothetical deterioration in the bank’s intrinsic creditworthiness, would not have an impact on the ratings, unless the SACP falls below ‘bbb-’, which is unlikely at this point.
Downside scenario. We could take a negative rating action on BCP if we were to take a similar action on the sovereign.
Upside scenario. We could upgrade BCP if we were to take a similar action on the sovereign, while the bank’s SACP remains above ‘bbb-’.

MiBanco
The stable outlook on MiBanco during the next two years is based on that on its parent, BCP, as long as the former remains a core subsidiary to the group.
Downside scenario. We could downgrade MiBanco if we were to take the same action on BCP, which could happen if we downgrade Peru.
Upside scenario.  We could upgrade MiBanco if we were to take a similar action on BCP.

Scotiabank Peru
The stable outlook on Scotiabank Peru during the next two years reflects the outlook on Peru. We expect that the ratings on the bank will move in tandem with those on the sovereign because Scotiabank Peru has operations only in the country. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.
Increased systemic risks for financial entities operating in Peru, combined with a hypothetical deterioration in the bank’s intrinsic creditworthiness, would not have an impact on the ratings because of parent support. However, if the SACP falls below ‘bb-’, which is unlikely, that would affect the ratings. Scotiabank Peru is a strategically important subsidiary that could receive group support, which could result in up to three notches of rating uplift above the subsidiary’s SACP.
Downside scenario. We could downgrade the bank if we were to take a similar action on the sovereign.
Upside scenario. We could upgrade Scotiabank Peru if we were to take a similar action on the sovereign.

Banco BBVA Peru
The stable outlook on Banco BBVA Peru for the next two years mirrors the outlook on Peru. We expect that the ratings on the bank will move in tandem with those on the sovereign because of Banco BBVA Peru’s high exposure to the domestic market. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

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Increased systemic risks for financial entities operating in Peru, combined with a hypothetical deterioration in the bank’s intrinsic creditworthiness, would not have an impact on the ratings because of parent support. However, if the SACP falls below ‘bb-’, which is unlikely, that would affect the ratings. Banco BBVA Peru is a strategically important subsidiary that could receive group support, which could result in up to three notches of rating uplift above the bank’s SACP.
Downside scenario. We could downgrade the bank if we were to take a similar action on the sovereign.
Upside scenario. We could raise the rating on Banco BBVA Peru if we were to take a similar action on the sovereign.

IFS
The stable outlook on IFS for the next two years reflects that on Peru, which will continue influencing the group’s credit fundamentals. In addition, we expect that the holding company will retain enough liquidity to cover debt service and that it will keep an adequate debt maturity profile.
Higher risks could materialize, damaging the operating conditions for financial institutions in Peru--as indicated by a downward revision of the BICRA economic risk score. However, that would not affect the group’s intrinsic credit fundamentals and ratings given its high capital buffer within its current category under our capital framework.
Downside scenario. A downgrade of Peru could trigger a similar action on IFS. We could also lower the ratings on IFS if the challenging business conditions result in a significant weakening in dividends received by the holding company.
Upside scenario. We could upgrade IFS if we were to take a similar action on the sovereign, while the group’s intrinsic creditworthiness fundamentals remain unchanged.

Interbank
The stable outlook on Interbank in the next two years reflects the outlook on Peru’s foreign currency rating and our expectation that the bank will maintain stable intrinsic credit fundamentals.
Higher risks could materialize, damaging the operating conditions for banks in Peru--as indicated by a downward revision of the BICRA economic risk score. However, that would not affect the bank’s intrinsic credit fundamentals and rating given its high capital buffer within its current category under our capital framework.
Downside scenario. We could lower our rating on Interbank if we were to lower our foreign currency sovereign rating on Peru. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.
We would also downgrade Interbank if its SACP were to fall below ‘bbb-’, but we believe this is unlikely in the next 12-24 months.
Upside scenario. We could upgrade Interbank if we were to take the same action on the foreign currency sovereign rating and revise up the bank’s SACP above ‘bbb-'--for example, owing to consistent capital strengthening.

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COFIDE
The stable outlook on COFIDE in the next two years reflects the outlook on Peru and our expectation that its intrinsic creditworthiness will remain stable, with a RAC ratio above 5% in 2024-2025. In addition, we expect the government to continue providing support to COFIDE given our view that it will remain the government's important financing tool in its plans to restart the domestic infrastructure sector. The entity also continues to be a key lending intermediary to small and midsize enterprises.
Downside scenario. We could downgrade COFIDE if we lower our ratings on Peru. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.
We could also lower the ratings on COFIDE if we were to revise down its SACP.
Upside scenario. An upgrade of the entity is unlikely at this point, given the challenging conditions for the Peruvian government that somewhat limit its capacity to support government entities. We could upgrade COFIDE if we were to take the same action on Peru and revise up COFIDE's SACP.

Related Criteria
-	Criteria | Insurance | General: Insurer Risk-Based Capital Adequacy--Methodology And Assumptions, Nov. 15, 2023
-	General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022
-	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021
-	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021
-	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
-	General Criteria: Group Rating Methodology, July 1, 2019
-	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017
-	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017
-	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
-	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013
-	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

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Related Research
-	Peru Long-Term Foreign Currency Rating Lowered To 'BBB-' On Political Uncertainty Constraining Growth; Outlook Stable, April 25, 2024

Ratings List

Downgraded; CreditWatch/Outlook Action
	To	From
Banco BBVA Peru
Issuer Credit Rating	BBB-/Stable/A-3	BBB/Negative/A-2
Subordinated	BB+	BBB-
	To	From
Scotiabank Peru S.A.A.
Issuer Credit Rating	BBB-/Stable/A-3	BBB/Negative/A-2
	To	From
Banco de Credito del Peru
Issuer Credit Rating	BBB-/Stable/A-3	BBB/Negative/A-2
Senior Unsecured	BBB-	BBB
Subordinated	BB+	BBB-
	To	From
Banco de Credito del Peru, Panama Branch
Subordinated	BB+	BBB-
	To	From
MiBanco Banco de La Microempresa S.A.
Issuer Credit Rating	BBB-/Stable/A-3	BBB/Negative/A-2
	To	From
Credicorp Ltd.
Issuer Credit Rating	BBB-/Stable/--	BBB/Negative/--
Senior Unsecured	BBB-	BBB
	To	From
Intercorp Financial Services Inc.
Issuer Credit Rating	BB+/Stable/B	BBB-/Negative/A-3
Senior Unsecured	BB+	BBB-

Ratings Affirmed
Banco Internacional del Peru S.A.A. - Interbank
Issuer Credit Rating	BBB-/Stable/--
Senior Unsecured	BBB-
Subordinated	BB+

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Ratings Affirmed
Corporacion Financiera de Desarrollo S.A.
Issuer Credit Rating	BBB-/Stable/A-3
Senior Unsecured	BBB-
Subordinated	BB+

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.spglobal.com/ratings for further information. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.spglobal.com/ratings.

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